Mail Stop 3651

March 1, 2007

Manuela Adl
Chief Operating Officer
Westpac Banking Corporation
575 Fifth Avenue, 39th Floor
New York, New York 10017

Re: Westpac Securitisation Management Pty Limited
         Registration Statement on Form S-3
         Filed February 2, 2007
         File No. 333-139257

Dear Ms. Adl,

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please note that your registration statement has been referred to the Division of Investment Management for review and possible additional comment.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

4. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

5. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Cover

Explanatory Note

6. Please delete the second paragraph in this section which refers to permission from the SEC staff as it is no longer applicable.

Prospectus Supplement

Cover

7. When referring to transaction parties, please use the terminology set out in Regulation AB. Please note that "Trust Manager" is not a Regulation AB term. Please refer to Item 1101 of Regulation AB and revise accordingly.

8. Please revise the second paragraph to clarify that the securities represent the obligations of the issuing entity and not the issuer trustee or advise. Refer to Item 1102(d) of Regulation AB.

Important Notice about Information, page iii

9. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but it should not differ or contradict it. Accordingly, please revise the first paragraph in this section in which you indicate that the information "may be different." Revise accordingly, the second paragraph on page 1 of the base prospectus.

10. Please refer to the last sentence in the sixth paragraph. Disclaimers for material information made by an underwriter or their affiliates is inappropriate. Please remove it.

Disclaimers with Respect to Sales, page v

11. Similar to our comment above, please remove the third paragraph in this section as it contains an inappropriate disclaimer. Revise here and throughout the document accordingly.

Summary, page S-1

Structural Diagram, page S-2

12. While we note that structural changes to the transaction may require revisions, please provide a sample of the diagram you expect to provide.

Summary of Notes, page S-3

13. Please revise your disclosure to clarify which notes are offered and not-offered by this prospectus, including residual or equity interests. Please refer to Item 1103(a)(3)(i) of Regulation AB.

Structural Overview, page S-3

14. We note that you are using a master trust structure. Please confirm that the master trust will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to Section III.A.2.f. of the Regulation AB Adopting Release (Release No. 33-8518).

15. Please refer to the last paragraph of this section. Please explain the "limited circumstances" in which the assets of the parties to the transaction would be available to meet the payments of interest and principal on the notes.

Allocation of Cash Flows, page S-10

16. Please summarize the flow of funds, payment priorities and allocation among the classes of securities offered and not offered, and the fees and expenses. Refer to Item 1103(a)(3)(vi) of Regulation AB. If possible, please provide a sample of the diagram you expect to provide in the next amendment.

Servicing, page S-39

17. While we note your disclosure of the servicing agreement on page 58 of the base, we are unable to locate any significant discussion of the servicer(s). Please revise your disclosure to provide all of the information required under Item 1108(a) of Regulation AB with respect to the servicer, affiliated and unaffiliated, the back-up servicer and any other material servicer.

Delinquency and Loss Experience, page S-41

18. It is unclear from your disclosure here and in the previous section "collection and enforcement procedures," at what point a housing loan is written off or charged off as delinquent. Please revise your disclosure to explain how delinquencies are determined. Please refer to Item 1100(b) of Regulation AB. Refer also to Section 1.01 of the Manual of Publicly Available Telephone Interpretations: Regulation AB and Related Rules available at www.sec.gov.

[Money Market Notes], page S-60

19. Please explain how the money market notes function as a credit enhancement. Please add disclosure to the base prospectus to describe the money market notes and revise the prospectus supplement accordingly.

Base Prospectus

The Housing Loans, page 5

20. All assets underlying an asset-backed transaction must be described in the base. Please delete "catch-all" phrases such as "or another types of product described in the prospectus supplement" located on page 5. Please refer to Item 1111(a) of Regulation AB.

Transfer and Assignment of the Housing Loans, page 5

21. Please explain how an "all moneys" mortgage functions and explain how its inclusion in the pool of assets is consistent with the definition of asset-backed security. Refer to Item 1101(c)(1) of Regulation AB.

Westpac Residential Loan Program, page 9

22. We note that some of the housing loans may be purchased by Westpac. Please identify any originator, apart from the sponsor or its affiliates, that originated or is expected to originate, 10% or more of the pool assets. Refer to Item 1110(a) of Regulation AB.

23. In addition, please confirm that you will disclose each entity's origination program if the entity is expected to originate 20% or more of the pool assets. Refer to Item 1110(b)(2) of Regulation AB.

Redemption of the Notes, page 27

24. Please explain how the redemption of the notes described in this section, which includes the sale of some or all of the housing loans, is consistent with the definition of an asset-backed security; in particular, that there is a general absence of active pool management. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.

Reports to Noteholders, page 31

25. Please revise this section to clarify which reports the trust manager will file.

Deposit Agreement, page 35

26. Please describe what constitutes an "investment agreement."

Revolving Period, page 38

27. Because your securities are backed by an asset pool that is not considered revolving in nature, the revolving period may not extend for more than three years from the date of issuance. Refer to Item 1101(c)(3)(iii) of Regulation AB. Please revise or advise.

Issuance of Additional Notes, page 38

28. Please state whether noteholder approval is necessary for the issuance of additional notes and whether the noteholders will receive notice of such additional issuances. Item 1103(a)(4) of Regulation AB.

Evidence as to Compliance, page 60

29. It appears that you may need to amend your servicing agreement to comply with Regulation AB. Please revise the transactional agreements to comply with Regulation AB and revise the factual descriptions in this section and the section title "annual compliance statement" on page 43 accordingly. Please refer to Items 1118, 1122, and 1123 of Regulation AB.

30. Please revise to clarify that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

Exhibits

31. Please update the agreements you have incorporated by reference to comply with Regulation AB. Please provide us with copies of updated agreements when available, marked to show changes made to comply with Regulation AB.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: Via Facsimile
        Jon D. Van Gorp, Esq.
        Mayer, Brown, Rowe & Maw LLP
        (312) 706-8362